Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-1A of Uncommon Investment Fund Trust of our report dated February 25, 2022, with respect to the financial statements and financial highlights of Uncommon Portfolio Design Core Equity EFT, a series of the Uncommon Investment Funds Trust, which appears in the December 31, 2021 Annual Report to Shareholders filed with the SEC on Form N-CSR on March 9, 2022.

We also consent to the references to our firm under the captions “Other Service Providers: Administrator, Distributor, Transfer Agent and Custodian, Counsel to the Trust and Independent Auditors” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information included in such Registration Statement.

/s/ CohnReznick LLP

Chicago, Illinois

April 29, 2022